Inco announces results of special shareholder meeting
Toronto, January 3, 2007 — Inco Limited (Inco) (TSX: N, N.UN), a subsidiary of Companhia Vale do Rio Doce (CVRD), announced that, at its special meeting of shareholders held earlier today in Toronto, Canada, shareholders overwhelmingly approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), a wholly-owned indirect subsidiary of CVRD. Pursuant to the amalgamation, Inco will become a wholly-owned indirect subsidiary of CVRD and change its name to “CVRD Inco Limited” (CVRD Inco). Details of the voting results will be filed on SEDAR (www.sedar.com).
Inco and Itabira Canada intend to file articles of amalgamation which will become effective on January 4, 2007. Upon the amalgamation, shareholders of Inco (other than dissenting shareholders and Itabira Canada) will receive, for each Inco common share held by them, one Class A redeemable preferred share of CVRD Inco. As soon as practicable following the amalgamation, each such Class A redeemable preferred share of CVRD Inco will be redeemed for Cdn.$86.00 in cash.
An application has been made for the de-listing of Inco’s shares from the Toronto Stock Exchange. Inco expects to suspend its reporting obligations with the U.S. Securities and Exchange Commission effective tomorrow and is applying to cease to be a reporting issuer under Canadian securities laws.
For further information:
Media Relations:

Inco Limited	Steve Mitchell	(416) 361-7950

Investor Relations: or www.inco.com	Sandra Scott	(416) 361-7758